UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated September 5, 2019, announcing details on the Company’s preparation for the new fuel regulations coming in as part of IMO 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: September 5, 2019

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Executive Officer

EXHIBIT 99.1
PRESS RELEASE Thursday 5 September 2019 – 8.00 a.m. CET _________________________

EURONAV IMO 2020 PREPARATION UPDATE
KEY HIGHLIGHTS

•	Euronav established a dedicated fuel procurement team
•	In total 420,000 metric tons of compliant fuel oil (0.5 & 0.1) purchased so far
•	Average price paid for VLSFO $447 per metric ton versus $400 per metric ton HSFO during purchase period
•	Additional $100m financing fuel procurement – balance sheet strength unaffected
•	Range of benefits to Euronav stakeholders such as fuel provenance, compatibility, reliability: all thoroughly tested bringing security of supply to Euronav for 2020

ANTWERP, Belgium, 5 September 2019 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today announced details on its approach towards the new Sulphur fuel regulations coming in as part of IMO 2020.

Hugo De Stoop, CEO of Euronav said: “The introduction of new Sulphur emissions regulations as part of “IMO 2020” is one of the most progressive and significant developments for all shipping segments over the past fifty years. Reducing shipping’s Sulphur footprint is a critical step forward for all seaborne transportation and Euronav wholeheartedly welcomes the new regulations and looks forward to fully complying with them.

In summary, Euronav has purchased the equivalent of 420,000 metric ton of compliant fuel and Marine Gasoil at what we believe to be a competitive price. This volume can provide a substantial coverage of our fuel requirements during the initial period of the regulation. Leveraging our balance sheet strength and operational capability to purchase and secure supply of tested compliant product that should provide a natural hedge for Euronav against any lack of fuel oil availability, poor quality compliant fuel or unwanted price spikes and help establish strong, direct B2B relationships for future fuel sourcing.”

Further details on the program are provided in this press release and webinar to be presented later today and investors will be able to access this webinar and conference call via https://services.choruscall.com/links/euronav190905X0dBnN0c.html or via our website.

PRESS RELEASE Thursday 5 September 2019 – 8.00 a.m. CET _________________________

1. DEDICATED RESOURCE AND INVESTMENT IN IMO 2020
Euronav has invested heavily in preparing for the new regulations in physical infrastructure coupled with investments in both financial and human capital. The company has hired a dedicated fuel oils specialist team to procure, thoroughly test and store new compliant fuels for our own use. The ULCC Oceania (2003 – 441,585 dwt) has been used to store this inventory because of its unique size and related economies of scale.

In doing so, Euronav has gained considerable experience in managing a range of new fuel oils, financing their procurement and inventory management. Euronav has also invested in the necessary accounting and financial tools required to assist in the management and procurement of all of its fuel oil needs. This investment in inventory and infrastructure is part of a larger, long term and consolidated approach toward bunker procurement.

2. PROCUREMENT OF COMPLIANT FUEL
Euronav has bought a range of fuels progressively during calendar 2019 at various prices. In aggregate the purchase value of Very Low Sulphur Fuel Oil (VLSFO) has been at $447 per metric ton compared to a bunker price (HFO-3.5% Sulphur content) of $400 per metric ton over the same procurement period.

It is important to stress that the majority of our procurement activity so far and going forward has been on a new compliant fuel of 0.5% Sulphur content and not a blended product. We believe that after a period where the markets will adapt to the new regulations, there will be ample and sufficient compliant fuel available to the shipping industry.

3. OPERATIONAL STRUCTURE
Today Euronav owns the only two operational ULCC vessels (3m barrel capacity): the Europe (2002 – 442,470 dwt) and the Oceania (2003 – 441,585 dwt). Both ULCC are unique movable storage units for use of crude or fuel oil given their size and age. The Oceania has been used to store the compliant fuel we have purchased and is repositioning to Singapore area later this month. The Europe is currently under commercial time charter with a third party until the end of 2019.

4. FINANCING OF STRATEGY
In line with Euronav’s strategy to retain a strong balance sheet to navigate the tanker cycle, a new $100 million revolving loan facility has been secured with a club of banks in order to assist funding of this compliant fuel inventory on the Oceania. The terms of this financing are attractive and in line with our other commercial bank funding regarding terms and rates. The fuel purchased will be accounted for in line with inventory management accounting rules.

PRESS RELEASE Thursday 5 September 2019 – 8.00 a.m. CET _________________________

5. KEY BENEFITS OF STRATEGY
Euronav has taken this proactive approach to fuel oil procurement primarily in order to protect our business in terms of the availability of compliant fuel in sufficient quantity, adequate quality and compatibility with our fleet and operations from Q1 2020 onwards.

The core benefits are:

•	Quality – all ISO 8217:2017 standards have been fully met and any blending undertaken has been third party tested to ensure product compatibility
•	Provenance – critical that Euronav knows the fuel origin and production
•	Reliability & Safety – the action taken so far substantially reduces the operational risk within the fleet and ensures future ratable supply
•
Lower emissions – Using VLSFO will have lower particulate and Nitrogen emissions and will reduce sulphur emissions from the Euronav fleet – proven when tested against fuel samples for HSFO currently supplied to ships

•	Security of Supply – Euronav has protection against any lack of compliant fuel availability, uncertain quality and potential price spikes as a result.
•	Direct relationships – established key B2B relationships with refiners and suppliers of compliant fuel ahead of implementation of IMO 2020
•	Leverage – Separate financing scheme in place to ensure balance sheet liquidity remains strong

6. INVESTMENT IN SCRUBBERS
The board and management of Euronav continue to assess the potential retrofitting of part of its fleet and specifically the non-eco VLCCs whereas the majority of Euronav VLCC are eco-type VLCC. Euronav continues to study and assess all forms of scrubber technology.

Euronav believes that it can still fully capture the potential benefits of an investment in scrubbers after the start of the regulation. At that time, the derivatives market of LSFO should have developed in size and in volume which allow Euronav to fully lock in the benefits of the spread at the time of making the investment. This should even provide Euronav with a “second mover advantage” in learning the flaws of the first round of installations and take a decision based on facts without having to speculate.

CONCLUSION
Euronav over 2019 has made a proactive investment in building a dedicated team and infrastructure to manage the challenges of implementing and complying with IMO 2020. We believe this proactive approach will deliver security of supply of quality tested fuels in sufficient quantity for the initial 6-9 months of 2020 and we are working on additional fuel saving and procurement initiatives based on the experience built up over the past nine months. Euronav will continue to constantly evaluate the merits and opportunity from retrofitting scrubber technology particularly when a full LSFO fuel market is in place.

PRESS RELEASE Thursday 5 September 2019 – 8.00 a.m. CET _________________________

WEBINAR AND CONFERENCE CALL

Euronav will host a conference call today at 8 a.m. EDT / 2 p.m. CET today to discuss its IMO 2020 strategy and preparation with a slide deck providing more detail. There will be a Q&A after the formal presentation.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at https://www.euronav.com/investors/.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	5 September 2019
Event Time:	8 a.m. EDT / 2 p.m. CET
Event Title:	Euronav IMO 2020 Preparation Webinar
Event Site/URL:	https://services.choruscall.com/links/euronav190905X0dBnN0c.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10134432. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 12 September 2019, beginning at 9 a.m. EDT / 3 p.m. CET on 5 September 2019. Telephone participants located in the U.S. can dial +1-877- 344-7529. Others can dial +1-412-317-0088. Please reference the conference number 101334432.

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PRESS RELEASE Thursday 5 September 2019 – 8.00 a.m. CET _________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:
Mr. Brian Gallagher – Head of IR and Executive Committee member
Tel: +44 20 7870 0436
Email: IR@euronav.com

PRESS RELEASE Thursday 5 September 2019 – 8.00 a.m. CET _________________________

Announcement of Q3 2019 results: Tuesday, 29 October 2019

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 ULCCs, 42 VLCCs, 25 Suezmaxes and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007